Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Blackboard Inc. for the registration of Convertible Senior Notes and shares of its common stock and to the incorporation by reference therein of our reports dated February 20, 2007, with respect to the consolidated financial statements and schedule of Blackboard Inc., Blackboard Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Blackboard Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, Virginia
June 13, 2007